Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 7th, 2005

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
LETTER TO SEC

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Letter to the New York Stock Exchange, Inc. dated January 7th, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: January 7th, 2005	By:	/s/ Dr. Hermann Küllmer Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board
	By:	/s/ Volker Mansfeld Name: Volker Mansfeld Title: Legal Counsel

By Telefax-No. 001-212-656-5071 and by mail Mr. Stefan Jekel Account Representative International Client Services New York Stock Exchange, Inc. 20 Broad Street New York, New York 10005 U.S.A.	ALTANA AG Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.H. Deutschland T +49 (0) 6172 1712-0 F +49 (0) 6172 1712-5 50 www.altana.de

January 7th, 2005

ALTANA Aktiengesellschaft

Dear Mr. Jekel,

in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the fourth quarter of 2004.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

- Number of treasury shares held by ALTANA AG as per September 30th, 2004:	5.301.387
- Number of shares re-purchased from October 1st to December 31st, 2004:	—
- Number of shares disposed of from October 1st to December 31st, 2004:	186.541
- Number of treasury shares held by ALTANA AG on December 31st, 2004:	5.114.846

With kind regards,
ALTANA AG

Dr. Paul Reuter	Volker Mansfeld

Vorsitzender des Aufsichtsrats:
Justus Mische
Vorstand:
Dr. h. c. Nikolaus Schweickart (Vorsitzender)
Dr. Hermann Küllmer,
Dr. Hans-Joachim Lohrisch,
Dr. Matthias Wolfgruber

Sitz und Registergericht:
Bad Homburg v. d. Höhe, HRB-Nr. 1933